Consent of Independent Registered Public Accounting Firm

We consent to the use in this Post-Effective Amendment No.5 to Registration Statement (No. 333-174756) on Form N-2 of Golub Capital BDC, Inc. (the Company) of our report dated November 29, 2012, relating to our audits of the consolidated financial statements and internal control over financial reporting, appearing in the Prospectus, which is part of this Registration Statement. Our report dated November 29, 2012 relating to the consolidated financial statements expressed an unqualified opinion and includes an emphasis paragraph relating to the Company’s investments whose fair values have been estimated by management.

We also consent to the reference to our firm under the captions "Selected Consolidated Financial Data" and “Independent Registered Public Accounting Firm” in such Prospectus.

/s/ McGladrey LLP

Chicago, Illinois

March 6, 2013